United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Attention: Damon Colbert

Re:

Cord Blood America, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 14, 2008

File No. 333-153359

We have provided responses to your comments regarding our registration statement filed on Amendment No1. Form S-1 on October 14, 2008.  Our responses are inserted directly below the Commission’s comments to our registration statement which you provided to us on October 22, 2008.

Risk Factors, page 3

1.

We note the following sentence in the revised fourth risk factor: “We are only registering 47,562,096 shares of our common stock under this registration statement.” It appears that the registration statement pertains to the resale of 64,583,373 shares of your common stock.  Please revise your disclosure here and throughout the prospectus accordingly.

RESPONSE: We have revised the Risk Factors and throughout the prospectus in our disclosure in accordance with the Commission’s comment #1 above.

Security Ownership, page 14

2.

We note your response to prior comment five.  Please revise the footnotes to identify the natural persons who exercise voting and and/or investment control over the shares attributed to the entities in the table.

RESPONSE: We have revised the footnotes in our disclosure in accordance with the Commission’s comment #2 above.

501 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4090; Fax: 310.432.4098

Signatures

3.

We note that complete dates are not indicated for the signatures to the registration statement.  Your amended filing should comply with the “Signatures” section of Form S-1.

RESPONSE: We have revised the signature page disclosure to conform to the requirements of Form S-1 as requested in the Commission’s comment #3 above.

Sincerely,

Matthew Schissler Chairman & CEO

501 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4090; Fax: 310.432.4098